VIA EDGAR

January 12, 2010

Securities and Exchange Commission
100 F Street, N.E.
Judiciary Plaza
Washington, D.C.  20549

Attn:   Division of Corporation Finance,

Re:	General Environmental Management, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on: December 18, 2009
File No. 033-55254-38

Dear Ladies and Gentlemen:

By this letter, General Environmental Management, Inc.. (the “Company”), is responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated January 11, 2010 from Pamela A. Long of the Commission to Timothy J. Koziol, Chief Executive Officer of the Company, relating to the Preliminary Proxy Statement on Schedule 14A filed with the Commission on December 18, 2009 (the “Proxy Statement”).  We have filed simultaneously Amendment No. 1 to the Proxy Statement and have attached a marked copy of such Amendment No. 1 indicating the changes that the Company has made to the Proxy Statement.  In addition to the disclosure in response to the comment letter dated January 11, 2010, Amendment No. 1 to the Proxy Statement includes disclosure with respect to the following changes:

The numbered paragraph below corresponds to the paragraph in which the comment was made.  For your convenience, we have included above our response a copy of the comment to which we are responding.

General

1.  We note you plan to dispose of your primary operating subsidiary, General Environmental Management.  We further note you purchase all the outstanding capital stock of California Living Waters (CLW) in November 2009.  It appears that CLW will be the continuing business after you dispose of General Environmental Management, Inc.  We note you have not included audited and interim financial statements for CLW in your filing, which would be useful to your investors to assess the continuing operations. See the analogous guidance in Article 8-04(c)(4) of Regulation SX.

Response

The Company acquired CLW on November 13, 2009.  The Company is in the process of completing the audited financial statements of CLW and they will be filed on Form 8K on or before the required last date for the filing of January 26, 2010.  The Company does not believe that the shareholders will be harmed by not having the audited financial statements of CLW as there is adequate financial information concerning CLW contained in the Pro-forma financial information contained in the Proxy Statement for a shareholder to make an informed decision regarding her or his vote.

2.  Revise your filing to present pro forma operating information for the two years ended December 31, 2008.

Response

The Proxy Statement has been revised to add the pro forma operating information to include the fiscal years ended December 31, 2008 and December 31, 2007.

3.  Please revise your filing to present a pro forma income statement for the latest fiscal year for California Living Waters (CLW) pursuant to paragraph B(2) of Rule 8-05 of Regulation S-X.

Response

The Proxy Statement has been revised to add the pro forma operating information to include the fiscal years ended December 31, 2008 and December 31, 2007 for California Living Waters.

Reasons for the Sale: Recommendation of the Company's Board of Directors, page 30

4. We note disclosure on page 31 stating that one of the factors considered by the management and the board in deciding to approve the stock purchase agreement was the value of the consideration to be received by the company. We also note that there is no disclosure about a fairness opinion given by a financial advisor to help the board determine whether the consideration payable by Luntz is fair to the company's stockholders from a financial point of view. As applicable, please disclose why the board made the determination not to obtain a fairness opinion and how it concluded that the consideration was fair to the company's stockholders.

Response

The Proxy Statement has been revised to add disclosure in response to the Staff's comment.

Description of Luntz Acquisition (Delaware)LLC and PSC, LLC page 51

5. We note that you have not provided information about the buyer as required by Item 14{c)(1) of Schedule 14A, including financial statements for the latest two fiscal years and the applicable interim periods. Although this is a cash transaction, the transaction is subject to approval by the company's stockholders and there is no disclosure in the filing about the buyer's ability to comply with the terms of the stock purchase agreement. Please advise. For additional guidance, please see Instruction 2{a) to Item 14 of Schedule 14A and Question H.5 in the Third Supplement of Manual of Publicly Available Telephone Interpretations regarding proxy rules found in the Commission's website at http://www.sec.gov/interpss/telephone/phonesupplement3.htm.

Response

The Proxy Statement has been revised to add disclosure in response to the Staff's comment.

Unaudited Pro Forma Consolidated Balance Sheet page 70.

6. We note your pro forma adjustment 2(b) of $2.8 million and on page 73 you state the cash proceeds of $14 million were netted against certain items. Please revise your filing to present the reconciling items. Specifically, show reconciliation starting with $14 million, the items being deducting and the ending balance of $2.8 million.

Response

The Proxy Statement has been revised to correct pro forma adjustment 2(b) and disclose the details of the estimated cash proceeds that agree with the pro forma adjustment.

7. We note your pro forma adjustment 2(c) of$9.3 million and on page 73 you state this adjustment includes the transfer to Buyer of assets and liabilities with a net book value of $2.7 million as of September 30, 2009. Please revise your filing to present a reconciliation that agrees back to the $9.3 million presented.

Response

The Proxy Statement has been revised to expand the disclosure for pro forma adjustment 2 (c) and provide the detail that reconciles back to the adjustment.

Unaudited Pro Forma Consolidated Statements of Continuing Operations. Page 72

8.  Please revise your pro forma income statement to present income/(loss) from continuing operations before nonrecurring charges or credits directly attributable to the transaction. Specifically, please conclude your pro forma income statement at loss from continuing operations: rather than net income/(loss). Refer to paragraph 5 to Article 11 of Regulation S-X for guidance. Please include footnote disclosure that calculates the gain or loss related to the disposal of General Environmental Management, Inc.

Response

The Proxy Statement has been revised in response to the Staff's comment.

9.  Please revise to present historical basic and diluted per share data based on continuing operations and pro forma basic and diluted per share data on the face of the pro forma statement of operations. Refer to paragraph 7 to Article 11 of Regulation S-Xfor guidance.

Response

The Proxy Statement has been revised in response to the Staff's comment.

Pro forma Adjustments. page 73

10. You state on page 35 that the purchase price will be subject to a downward adjustment if the Net Working Capital amount is less than $0. lf the transaction is structured in such a manner that significantly different results may occur, additional pro forma presentations should be made which give effect to the range of possible results. Please refer to Rule 11-02(b)(8) for guidance. Furthermore, please disclose the gain on sale calculations (1) assuming that you receive the full consideration of $14 million, and (2) assuming that you receive the smallest amount of proceeds deemed reasonably possible by management.

Response

The Proxy Statement has been revised in pro forma adjustment 2(c) to add disclosure in response to the Staff's comment.

On behalf of the Company, we have arranged for delivery to the attention of each of Era Anagnosty Esq. and Tracey McKoy of the Commission via United Parcel Service for overnight delivery three copies of this response letter together with marked copies of Amendment No. 1, and the supplemental information listed above.

We request that the Staff expedite their review of Amendment #1by responding to this response letter as soon as practicable as the financial condition of the Company will be adversely affected by any delay in completing the sale of General Environmental Management, Inc. (DE). Should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned or Stanley Moskowitz, Esq at 858 523-0100 fax (858) 523-0444

Very truly yours,

General Environmental Management, Inc.

By:  /s/ Timothy J. Koziol
Timothy J. Koziol

Cc:  Stanley Moskowitz, Esq.

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